FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

31 May 2013

FORMER DIRECTOR GENERAL OF THE SECURITY SERVICE (MI5) JOINS HSBC BOARD

Sir Jonathan Evans (55) has been appointed a Director of HSBC Holdings plc with effect from 6 August 2013. He will be an independent non-executive Director and a member of the Financial System Vulnerabilities Committee.

Sir Jonathan's career in the Security Service spanned 33 years, the last six of which as Director General. During his career Sir Jonathan's experience included counter-espionage, protection of classified information and the security of critical national infrastructure. His main focus was, however, counter-terrorism, both international and domestic including, increasingly, initiatives against cyber threats. As Director General he was a senior advisor to the UK government on national security policy and attended the National Security Council.

He was appointed Knight Commander of the Order of the Bath (KCB) in the 2013 New Year's Honours List and retired from the Service in April 2013.

Commenting on the appointment, HSBC Group Chairman Douglas Flint said: "We are delighted to welcome Jonathan as a non-executive Director and a member of the Financial System Vulnerabilities Committee. His experience and expertise gained from a career at the highest level of public service combatting threats to data security, critical infrastructure and from international terrorism and organised crime will be of considerable value to the Board as it addresses its governance of systemic threats."

Sir Jonathan's appointment will be for an initial three-year term which, subject to re-election by shareholders, will expire at the conclusion of the 2017 Annual General Meeting. The Directors have determined that Sir Jonathan is independent. In making that determination the Directors concluded that there are no relationships or circumstances which are likely to affect Sir Jonathan's judgement and any relationships or circumstances which could appear to do so were not considered to be material.

For and on behalf of
HSBC Holdings plc
R G Barber
Group Company Secretary

Supplementary information:
As a non-executive Director Sir Jonathan will not have a service contract with HSBC Holdings plc. He will be paid a Director's fee of £95,000 per annum, as authorised by shareholders at the 2011 Annual General Meeting. Sir Jonathan will also receive a fee of £30,000 per annum as a member of the Financial System Vulnerabilities Committee as approved by the Directors in January 2013.

Sir Jonathan does not have any interests in the shares of HSBC Holdings plc within the meaning of Part XV of the Securities and Futures Ordinance.

No shareholder is entitled to exercise or control the exercise of 10% or more of the voting power at any general meeting of the Company.

There are no matters relating to the appointment of Sir Jonathan that need to be disclosed pursuant to Listing Rule 9.6.13(2) to (6) of the Listing Rules of the Financial Services Authority. Save as disclosed above there is no other information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of the Hong Kong Limited.

Media enquiries to Heidi Ashley on +44 (0) 20 7992 2045 or at heidi.ashley@hsbc.com

Notes to editors:

1. Brief Biography of Sir Jonathan Evans, KCB
Sir Jonathan Evans (born 1958) graduated from Bristol University, where he gained a degree in Classical Studies. He joined the Security Service in 1980 and he first worked on counter-espionage investigations. In 1985, he moved to protective security policy and advised other Government departments on the protection of classified information. Sir Jonathan then worked on implementing policy changes as part of Sir Anthony Duff's modernisation of the Service.

Sir Jonathan's subsequent main focus was counter-terrorism, both international and domestic. During the late 1980s and 1990s, he had various postings in Irish-related counter-terrorism. He also had a spell as head of the Security Service's secretariat and two years in the Home Office. During this secondment, Sir Jonathan was closely involved in the development and implementation of VIP security policy.

From 1999 onwards, Sir Jonathan was directly involved in countering the threat from international terrorism. In 2001, he was appointed to the Security Service's Management Board as Director of international counter-terrorism - ten days before the 9/11 attacks on the World Trade Centre. He became Deputy Director General to Dame Eliza Manningham-Buller in 2005. He succeeded her as Director General in April 2007. He was appointed Knight Commander of the Order of the Bath (KCB) in the 2013 New Year's Honours List and retired from the Service in April 2013.

Sir Jonathan has a Certificate in Company Direction from the Institute of Directors.

2. The Board of Directors of HSBC Holdings plc as at the date of this announcement is:
D J Flint, S T Gulliver, S A Catz†, L M L Cha†, M K T Cheung†, J B Comey†, J D Coombe†, J Faber†, R A Fairhead†, R Fassbind†, J W J Hughes-Hallett†, W S H Laidlaw†, J P Lipsky†, J R Lomax†, I J Mackay and Sir Simon Robertson†.

† Independent non-executive Director

3. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,600 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,681bn at 31 March 2013, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                              Date: 31 May 2013